Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR MARCH 2025
PANAMA CITY, April 14, 2025 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for March 2025:

Operating Data	March 2025	March 2024	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,636.7	2,499.1	5.5%
RPM (mm) (2)	2,274.6	2,162.4	5.2%
Load Factor (3)	86.3%	86.5%	-0.3	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is utilized

For March 2025, Copa Holdings' capacity (ASMs) increased by 5.5%, while system-wide passenger traffic (RPMs) increased by 5.2% compared to 2024. As a result, the system load factor for the month was 86.3%, 0.3 percentage points lower than in March 2024.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit www.copaair.com.
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